Exhibit 99.2

LENOX WEALTH MANAGEMENT, INC.
8044 Montgomery Road
Suite 480
Cincinnati, Ohio 45236

March 26, 2010

The Franklin Savings and Loan Company
Employee Stock Ownership Plan
Attn: Thomas H. Siemers, Trustee
4750 Ashwood Drive
Cincinnati, Ohio 45241

Dear Tom,

Lenox Wealth Management, Inc. (“Lenox”) remains interested in acquiring additional shares of First Franklin Corporation (“Franklin”).  We are particularly interested in acquiring shares from The Franklin Savings and Loan Company Employee Stock Ownership Plan (the “ESOP”).  We believe that now is the time to pursue a transaction.

Accordingly, Lenox hereby offers to purchase up to 209,495 voting shares of Franklin’s Common Stock from the ESOP.  Lenox is offering $15.00 a share.

I trust that you will be able to set aside any personal feelings and conflicts you might have so that you will be able to consider our offer solely in light of what is in the best interests of the ESOP participants.  If you do consider what is in the best interests of the ESOP participants, as ERISA requires you to do, we believe you will accept this offer without delay.  After all, this price represents an attractive premium.

Specifically, this price represents a premium of 114% over Franklin’s share price of $7.00 on March 25, 2010 and a 19% premium over the 10 year average of Franklin’s share price of $12.61 dating back to March 25, 2000.

So this means an ESOP participant's benefit will be more than doubled immediately.  In evaluating this offer for the ESOP participants, please consider that this price is beyond any price at which Franklin’s shares have traded since October, 2007 and that if you refuse our offer, there is no realistic possibility that this price will be achieved any time soon.

The making of this offer is subject to the pre-conditions that (i) Lenox receive all required approvals from the Office of Thrift Supervision, including such approvals in connection with Lenox’s change in control filings and (ii) the shares be tendered to Lenox prior to Franklin’s 2010 Annual Meeting of Stockholders.  This letter shall be governed by and construed in accordance with laws of the State of Delaware.

We trust that our offer makes clear our level of seriousness and enthusiasm for pursuing a purchase of shares of Franklin’s Common Stock.  We are willing to deposit the purchase price with a third party pending satisfaction of the aforementioned conditions.

If you have any questions and to discuss this matter, please do not hesitate to contact me at (513) 618-7080.  I look forward to your prompt response to this offer.

Very truly yours, LENOX WEALTH MANAGEMENT, INC.

By:	/s/ Jason D. Long
Jason D. Long
Vice President